NEWS RELEASE

PNG GOVERNMENT SUSPENDS NOTICE

Port Moresby and Houston, TX -- August 29, 2012 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) is pleased to announce that it has received confirmation that the Independent State of Papua New Guinea has suspended the May 14, 2012 notice of intention to cancel the LNG Project Agreement between Liquid Niugini Gas Limited and the Independent State of Papua New Guinea. This suspension was previously announced by the Minister of Petroleum and Energy, the Honourable William Duma. The notice triggered a six month consultation period during which the parties were to explore steps to deal with or remedy the State’s concerns.

Since the notice was received, InterOil has had constructive meetings with a number of PNG State departments, including the Department of Petroleum and Energy, the Department of Treasury and the Department of Justice. The Government has reached the stage where it has agreed on a basis for suspension of the notice. Negotiations between the Government and InterOil will continue with a view to finalizing detailed specifications of the proposed LNG Project satisfactory to the State. The suspension of the notice will remain in place until the National Executive Council has approved the final concept of the LNG project.

InterOil is very appreciative of the cooperation and assistance it has received from Minister Duma and his department in reaching this important stage, and looks forward to working with them to bring this project to fruition for the mutual benefit of Papua New Guinea, InterOil, its shareholders and partners.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the intention of the PNG State to terminate the Project Agreement, the ability to attract a strategic LNG partner, the ability to demonstrate compliance by InterOil of the terms of the Project Agreement, the construction and development of the proposed large scale LNG project and condensate stripping project, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the terms of the Project Agreement and the status of the LNG strategic partner search status. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.